# Announcement to the Market

## Tier 2 Subordinated Financial Bills

Itaú Unibanco Holding S.A. ("Company") informs to the shareholders and to the market that, on November 8th and 19th, 2024, it will exercise the option to repurchase all of its Tier 2 Subordinated Financial Bills ("Financial Bills") issued by the Company in the period between the 5th and 12th of November 2019 and maturity in November 2028 and November 2029, in the amount of R$3.6 billion.

It is estimated that the impact of the repurchase of the Financial Bills on the Company's Tier 2 market capitalization rate will be 30 basis points (calculated on the capital base of September 30, 2024).

São Paulo (SP), November 06, 2024.

**Gustavo Lopes Rodrigues**

Investor Relations Officer